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                              September 22, 2023

       Peter Brogaard Hansen
       Chief Financial Officer
       Cadeler A/S
       Arne Jacobsens Alle 7, 7th floor
       DK-2300 Copenhagen S, Denmark

                                                        Re: Cadeler A/S
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted August
28, 2023
                                                            CIK No. 0001978867

       Dear Peter Brogaard Hansen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form F-4 submitted August 28, 2023

       Questions and Answers about the Offer and the Merger, page 7

   1. We note the paragraph on page 13 (which paragraph also appears in several other places in the registration
statement) that concludes with the following:    If Eneti remains listed on
                                                        the NYSE on the record
date for the Eneti Stockholder vote to be held on the Merger, therefore, Eneti
Stockholders will not have appraisal rights with respect to the Merger.
                                                        With a view toward
revised disclosure, please explain the likelihood of Eneti remaining listed on the record
date and therefore, in practical terms, the consequences for the appraisal rights of
Eneti Stockholders.
 Peter Brogaard Hansen
FirstName
Cadeler A/SLastNamePeter Brogaard Hansen
Comapany 22,
September  NameCadeler
               2023     A/S
September
Page  2    22, 2023 Page 2
FirstName LastName
Summary, page 16

2. Please provide an organizational diagram depicting your post-business combination organizational structure and the relative voting interests held by each group of equity interest holders, including significant equity interest holders. Selected Historical Consolidated Financial Information of the Cadeler Group Consolidated Statement of Cash Flows Data, page 32

3. Please tell us how you determined the Cadeler Group net change in working capital for the periods presented.
Risk Factors
There may be less publicly available information concerning Cadeler than there is for issuers that are not foreign private issuers..., page 40

4. We note you are an emerging growth company. Please expand your disclosure to describe how and when a company may lose emerging growth company status. Please also identify any exemptions and scaled disclosures which overlap with those available to you as both a foreign private issuer and an emerging growth company, and to clarify that the described exemptions and scaled disclosures as a result of your status as a foreign private issuer will be available to you even if you no longer qualify as an emerging growth company.
Cautionary Statement Regarding Forward-Looking Statements, page 65

5. We note your reference to forward-looking statements within the meaning of of the federal securities laws, including Section 27A of the Securities Act. Please revise as the safe harbor for forward-looking statements is inapplicable in this context, because the company is not currently a reporting company.
Background for the Offer, page 69

6. Please expand your disclosure to discuss the negotiation of, and underlying reasons for, the Tender and Support and Voting Agreements and waiver letters with respect to change of control payments. Also, we note Cadeler initially proposed an exchange ratio of 3.106
         Cadeler Shares. Please expand your disclosure to clarify the reasons why you determined to accept Eneti's counter-proposed exchange ratio of 3.409 Cadeler Shares. Finally, please revise to identify GF and clarify the role of GF and DNB in the transactions.
Management Projections Prepared by Cadeler's Management, page 77

7. We refer you to note (4) of the table on page 78. You disclose that EBITDA includes an adjustment for foreign exchange gains and losses, which is not an adjustment for an item included in EBITDA. If you continue to include this adjustment your title should be distinguished from EBITDA such as "Adjusted EBITDA". Refer to Section
103.01 of the
         Staff   s Compliance and Disclosure Interpretations on Non-GAAP
Financial Measures.
 Peter Brogaard Hansen
Cadeler A/S
September 22, 2023
Page 3
8. We refer you to the table on page 78. Please revise to disclose the assumptions underlying
         the material information necessary to establish how Cadeler   s
management ultimately
         arrived at the revenue, EBITDA, and capital expenditures set forth in the projections. For
         example, explain why revenue increased approximately    490.7 million
or 155% in 2026
         as compared to 2025, and further increased    335.0 million or 42% in
2027 as compared to
         2026. Also explain why capital expenditures increased approximately
189.4 million
         or 246% in 2024 as compared to 2023, and further increased    237.7
million or 89% in
         2025 as compared to 2024.
9. We note the disclaimers throughout this section and elsewhere that readers are cautioned not to rely on the projections. While it may be appropriate to caution investors not to place undue reliance upon the prospective forecasts, it is not appropriate to tell readers not to rely upon them. Please revise your disclosures accordingly.
Opinion of Eneti's Financial Advisor, page 82

10. Given that Perella Weinberg relied upon the Synergies in issuing its fairness opinion, please discuss the Synergies or explain why you believe disclosure is not necessary for shareholders to understand the fairness opinion and assess the value of the securities.
Cadeler Group's Management's Discussion & Analysis of Financial Condition and Results of
Operations
Non-IFRS Financial Measures, page 148

11.      We note your reconciliation of profit for the year to non-GAAP measure
EBITDA
         include adjustments for financial income and financial expense. Note 8, page F-23 indicates financial income and expense include foreign exchange gains and losses, which are not adjustments for an item included in EBITDA. Accordingly, please revise the title of the non-GAAP measure EBITDA such as "Adjusted EBITDA". Refer to Section
         103.01 of the Staff   s Compliance and Disclosure Interpretations on
Non-GAAP Financial
         Measures.
12. Please revise the disclosures to explain why you believe that presentation of the non-IFRS financial measure EBITDA, provides useful information to investors regarding your financial condition and results of operations as required by Item 10(e)(1)(C) of Regulation
         S-K.
Beneficial Ownership of Cadeler Securities, page 189
FirstName LastNamePeter Brogaard Hansen
13. Please disclose the the natural person(s) who have voting and/or investment control over
Comapany    NameCadeler
       the shares         A/S Pacific.
                  held by Swire
September 22, 2023 Page 3
FirstName LastName
 Peter Brogaard Hansen
FirstName
Cadeler A/SLastNamePeter Brogaard Hansen
Comapany 22,
September  NameCadeler
               2023     A/S
September
Page  4    22, 2023 Page 4
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information, page 212

14. At the bottom of page 212 you disclose that three non-core vessels are expected to be divested before or after completion of the Business Combination and delivery is expected to take place before the end of 2023. Considering you entered into an agreement to sell these vessels, tell us how you reflected in the pro forma financial information the disposal of significant portion of your business and their operations as discontinued operations as required by Rule 11-01(a)(4) of Regulation S-X. Also, refer to paragraph 32 of IFRS 5.
15. In paraph 2 on page 213 you disclose that pro forma financial information does not reflect
         the effects of the refinancing of Eneti   s $175 million credit
facility as the conditions of the
         new committed credit facility are not significantly different than the conditions of the cancelled facility. Please expand the disclosure in footnote 3.g) to state the interest rate used to calculate the pro forma interest expense and if it is based on either the current interest rate or the interest rate for the new committed facility. If the interest rates can vary from the amount depicted, disclose the effect on income of a 1/8 percent variance in the interest rates.
16. We note your disclosure that historical financial statements of Eneti group include non-
         recurring gain on sale of shares of Scorpio Tankers Ltd of $54.9 million recorded in
         "Other Income (or Other Gains/Losses)". Considering these gains will not recur in the income of the registrant beyond 12 months after the transaction, tell us how you concluded transaction accounting adjustments to eliminate non-recurring gains and related tax effects are not required. Refer to Rule 11-02 (a)(11)(i) and revise your disclosures as appropriate.
Material Tax Consequences
Material U.S. Federal Income Tax Consequences, page 223

17. We note the Business Combination Agreement states that the parties intend, for U.S.
         federal income tax purposes, for the acquisition of Eneti's common stock pursuant to the
         Offer and Merger, taken together, to qualify as a "reorganization" within the meaning of
         Section 368(a) of the Code. Please revise your discussion of material U.S. federal income tax consequences here to address the intended tax treatment. Further, to support your conclusion about the intended tax treatment, please include an opinion of counsel supporting such a conclusion. If there is uncertainty regarding the tax treatment of the
         business combination, counsel   s opinion should discuss the degree of
uncertainty.
Description of American Depositary Shares
Governing Law and Jurisdiction, page 259

18. We note your disclosure in the second paragraph of this section that under the Deposit
         Agreement, by holding or owning an ADR or Cadeler ADS or an interest therein, ADR holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving ADR holders or beneficial owners brought by Cadeler or
 Peter Brogaard Hansen
Cadeler A/S
September 22, 2023
Page 5
         the Depositary, arising out of or based upon the Deposit Agreement, the Cadeler ADSs, the ADRs or the transactions contemplated thereby, may be instituted in a state or federal court in New York, New York, irrevocably waive any objection which you may have to the laying of venue of any such proceeding, and irrevocably submit to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. However, the following paragraph states that any legal suit, action or proceeding, including, without limitation, claims under the U.S. Securities Act, may be instituted only in the United States Court for
         Southern District of New York. Please revise to clarify this inconsistency, and to disclose the extent to which your choice of form provision in the Deposit Agreement applies to
         Exchange Act claims. Please also disclose that there is uncertainty as to whether a court would enforce such provisions, and include a risk factor that highlights material risks to investors, including increased costs to bring a claim and the possibility that such provisions may discourage the filing of claims or limit investors ability to bring a claim in a judicial forum that they find favorable.
Jury Trial Waiver, page 259

19. We note your disclosure that each party to the Deposit Agreement (including, for the avoidance of doubt, each holder and beneficial owner of, and/or holder of interests in,
         Cadeler ADSs or ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the
         Depositary and/or Cadeler directly or indirectly arising out of, based on or relating in any way to the Cadeler Shares or other Deposited Securities, the Cadeler ADSs or the ADRs, the Deposit Agreement or any transaction contemplated therein, or the breach thereof
         (whether based on contract, tort, common law or any other theory), including any claim under the U.S. federal securities laws. Please include relevant risk factor disclosure, including increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit a shareholder's ability to bring a claim in a judicial forum that they find favorable. Please also disclose whether this provision will apply to purchasers in secondary transactions.
Comparison of Rights of Cadeler Shareholders and Eneti Stockholders, page 260

20.      We note the following inaccurate statement on page 281:
Shareholders in companies
         listed on a U.S. securities exchange are required to give notice to the SEC of their shareholding in the company, when their shareholding reaches, exceeds or falls below a
         threshold of 5%.    Please revise.
General
FirstName LastNamePeter Brogaard Hansen
Comapany
21.        NameCadeler
       Please             A/S fee table required to be filed as Exhibit 107 by
Item 601 of
              include the filing
       Regulation
September  22, 2023S-K, or 5advise.
                     Page
FirstName LastName
 Peter Brogaard Hansen
FirstName
Cadeler A/SLastNamePeter Brogaard Hansen
Comapany 22,
September  NameCadeler
               2023     A/S
September
Page  6    22, 2023 Page 6
FirstName LastName
22. Please clearly disclose the ownership level at which Cadeler can effect the Merger and
            squeeze out    the remaining Eneti shareholders. Relatedly, please
disclose the relevance,
         under Marshall Islands law or otherwise, of the 85.01% figure chosen for the Minimum
         Condition, and/or why such figure was chosen. Finally, please disclose, preferably in
         percentage terms, the threshold to which the    number of shares
required to approve the
         Merger in accordance with the BCAMI    translates.
23. We note that Section 1.01(a)(i) of the Business Combination Agreement includes the
         following:    Parent may, in its sole and absolute discretion and
without the consent of the
         Company, amend at any time and from time to time the foregoing reference to 85.01% to
         a lower percentage.    Please clearly and directly disclose this right
of Parent in the
         relevant sections of the registration statement, rather than using the
phrase    as expressly
         contemplated by the Business Combination Agreement.    Relatedly,
please disclose what
         factors Parent will consider in deciding whether to reduce the Minimum Condition, and any consequences for Eneti shareholders that are likely to arise in the event that the Offer is consummated at a threshold lower than 85.01%. Finally, please confirm your understanding that, in the event of a reduction of the Minimum Condition, the offer period will remain open for an adequate period of time so that shareholders can react to the change. Please refer to Section II.C.5 of Securities Exchange Act Release No. 58597
         (September 19, 2008) for general guidance in this regard.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Raj Rajan,
Staff Accountant, at (202) 551-8094 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-
8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Connie I. Milonakis